Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Modified S&P DTI-TR Linked Notes

Due June 2, 2009
Final Term Sheet

Aggregate Principal Amount:	$15,000,000

Trade Date:	May 16, 2008

Original Issue Date:	May 23, 2008

Maturity Date:

June 2, 2009 (the “Stated Maturity Date”), unless such day is not a Business Day in which case the Stated Maturity Date will be the next following Business Day. If the fifth Business Day before the Stated Maturity Date is not the Determination Date, then the Maturity Date will be the fifth Business Day after the Determination Date.

Determination Date:

May 26, 2009, provided however, that if such day is not a Trading Day or if a market disruption occurs or is continuing on such date, then the Determination Date shall be the next Trading Day on which no market disruption occurs or is continuing; provided, however, that in any event the Determination Date will be no later than June 2, 2009 (or, if such day is not a Business Day, the Business Day immediately following June 2, 2009).

Spread:	Minus 0.27% per annum.

Interest Payment and Interest Reset Dates:	August 25, 2008, November 24, 2008 and February 23, 2009

Initial Issue Price:	100.00%

Underwriting commission:	0.25%

Proceeds to Issuer:	99.75%

Initial Index Level:	1591.040

Trigger Level:	1352.384

CUSIP:	00254EEW8

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.